Exhibit 7.1

Letter to Paul Enstad, Chairman of the Board of Governors of Granite Falls Energy from Glacial Lakes Energy, LLC dated May 23, 2007.

Glacial Lakes Energy, LLC 301 20th Avenue SE • p.o. box 933 • Watertown, sd • 57201 Phone: 605-882-8480 • Fax: 605-882-8982

CERTIFIED MAIL - RETURN RECEIPT REQUESTED

Paul Enstad, Chairman
Granite Falls Energy, LLC
15045 Hwy 23 SE
PO Box 216
Granite Falls, MN 56241

Re:  Glacial Lakes Energy’s Concerns

Dear Chairman Enstad:

Glacial Lakes Energy, LLC writes to express its concern over the current management and supervision of the business and affairs of Granite Falls Energy, LLC.  We write to you as your largest shareholder-member, owner of approximately 21% of the outstanding membership interests of Granite Falls Energy.

We also wanted to respond to your comments in your most recent newsletter regarding your recently-held annual meeting.

Our concerns over the management and supervision of Granite Falls Energy are many, including:

•                                          conducting meetings of governors outside of formal board meetings, without notice to the entire board, and taking actions and making decisions on behalf of the company at such meetings without formal board authorization.

•                                          the absence of transparency in corporate governance in the board of governor nomination process.

•                                          the amount of the distributions made to shareholder following your 2006 fiscal year.

•                                          the lack of adequate South Dakota representation on your board.

•                                          the lack of traditional capitalization principles applied to the financing plan of Granite Falls Energy, resulting in lower dividend/distribution performance than many of your ethanol company peers during this period.

•                                          the apparent lack of independence concerning corn purchasing and risk management policies, given the fact that the general manager of your exclusive corn supplier is also on your board and involved with these decisions and policy-making.

•                                          your stock price performance that has underperformed many of your ethanol company peers during this period.

•                                          hiring and interview methods on senior management.

As your largest shareholder-member, we are currently evaluating options that we may pursue to address our concerns and improve the stock price of Granite Falls membership units.

With respect to your comments in your newsletter regarding your annual meeting, we believe the fundamental right of a member is the right to be heard in the process of electing representatives to the Granite Falls’ board in a fair, impartial manner.  We are concerned that the board nomination process was short-circuited in the efforts of the current board to prevent any outside presence or divergent thoughts to be considered for open board positions.  We believe enforcement of a November 1 deadline for nominations to board positions that were not created until after the deadline resulted in a flawed process that suggest insider favoritism.  Of even greater concern are the statements made in your proxy statement about meetings conducted by the Nominations Committee when we do not believe such meetings (and the discussions referenced as having occurred in those meetings) ever occurred.  Glacial Lakes representatives attended every board meeting that we were aware of having taken place in fiscal year 2006.

We would welcome the opportunity to sit down with you to discuss how we can bring greater diversity and better geographic representation to the Granite Falls board.  We look forward to finding a solution for all shareholder members.

Very Truly Yours;

Jon T. Anderson, Chairman
Glacial Lakes Energy, LLC